UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
                       (Amendment No.   )*

      INFORMATION TO BE INCDLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)



             Gabelli Global Multimedia Trust Inc
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

                 Common Stock, $0.001 par value
-----------------------------------------------------------------
                             -------
                 (Title of Class of Securities)

                            36239Q109
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment LLC
              7050 S. Union Park Center, Ste. 590
                       Midvale, UT 84047
                         (801) 568-1400
-----------------------------------------------------------------
                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 14, 2010
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), (f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the "purpose" of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                   (Continued on following pages)








CUSIP No.  - 36239Q109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [X ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER
SHARES                   711,518 shares
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                711,518 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 711,518 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%

14      TYPE OF REPORTING PERSON*
        OO







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO,PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    711,519
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 711,519
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 711,519

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%

14     TYPE OF REPORTING PERSON*
        IN








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     252,400
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  252,400
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 252,400

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%

14      TYPE OF REPORTING PERSON*
         PN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     179,552
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  179,552
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 179,552

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%

14     TYPE OF REPORTING PERSON*
        PN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN FUND, LTD

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS

NUMBER OF           7     SOLE VOTING POWER
SHARES                     278,566
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  278,566
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 278,566

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0%

14     TYPE OF REPORTING PERSON*
        CO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       JOSHUA MASSEY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                       1,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    83,778
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   83,778

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

14     TYPE OF REPORTING PERSON*
        IA











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       DAVID MASSEY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,900
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5) 1,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

14     TYPE OF REPORTING PERSON*
        IN











ITEM 1.   SECURITY AND ISSUER



This statement relates to shares of the Common Stock, $0.001 par value (the "Shares"), of Gabelli Global Multimedia Trust Inc (the "Issuer"). The address of the principal executive offices of the Issuer is One Corporate Center, Rye, NY 10580.


ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson ("Mr. Lipson"), Western Investment Hedged Partners LP, a Delaware limited partnership ("WIHP"), Western Investment Total Return Partners LP, a Delaware limited partnership ("WITRP"), Western Investment Total Return Fund, Ltd., a Cayman Islands corporation ("WITRL", and together with Mr. Lipson, WIHP and WITRP, the "Western Entities"), Joshua Massey, ("Joshua Massey") and David Massey ("David Massey", and together with Joshua Massey, the "Massey Entities"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the Reporting Persons."

WILLC has sole voting and investment power over WIHP's, WITRP's and WITRL's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. Neither WILLC, Mr. Lipson, WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares owned by Joshua Massey and David Massey. Neither WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares owned directly by each other or the Shares owned by WILLC or Mr. Lipson.

Joshua Massey is a registered investment advisor under Section 203 of the Investment Advisers Act of 1940 who manages a number of unaffiliated third party and segregated client accounts (the "segregated client accounts") over which Mr. Massey, pursuant to limited powers of attorney, has discretionary investment authority. David Massey is an individual and father of Joshua Massey. Joshua Massey has both investment and voting authority over the Shares owned by David Massey. Neither Joshua Massey nor David Massey has voting or dispositive control over the Shares beneficially owned by WILLC, Mr. Lipson, WIHP, WITRP, and WITRL.

By virtue of that certain Joint Filing and Solicitation Agreement by and among the Reporting Persons, as described in further detail in Item 6, the Reporting Persons affirm that they are members of a "group" for the purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").


(b) The principal business address of WILLC, Mr. Lipson, WIHP and WITRP is
7050 S. Union Park Center, Suite 590, Midvale, UT 84047. The principal business address of WITRL is c/o dms Management, P.O. Box31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands. The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

The principal business address of Joshua Massey is 205 Willow Street, Hamilton, MA 01982.

The principal business address of David Massey is 2550 Webb Avenue #7S, Bronx, NY 10468


(c) The principal business of WILLC is acting as the investment manager of WITRL and the general partner of each of WIHP and WITRP. The principal occupation of Mr. Lipson is acting as managing member of WILLC. The principal business of each of WIHP, WITRP and WITRL is acquiring, holding and disposing of investments in various companies.

The principal business of Joshua Massey is acting as a registered investment adviser to the segregated client accounts. David Massey is retired.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Arthur D. Lipson, Joshua Massey and David Massey are citizens of the United States of America. WILLC is a Delaware limited liability company. WIHP is a Delaware limited partnership. WITRP is a Delaware limited partnership. WITRL is a Cayman Islands company.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 711,518 Shares beneficially owned by WILLC is approximately $4,228,912 (including brokerage commissions).
The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 252,400 Shares that were acquired with WIHP's invested capital, 179,552 Shares that were acquired with WITRP's invested capital and 278,566 Shares that were acquired with WITRL's invested capital. The aggregate purchase price of the 1 Share owned directly by Mr. Lipson is $5. Mr. Lipson acquired his Share with personal funds.

The aggregate purchase price of the 81,878 Shares in the segregated client accounts which are beneficially owned by Joshua Massey is approximately $590,618 (excluding brokerage commissions). The Shares in the segregated client accounts were acquired with invested capital.

The aggregate purchase price of the 1,900 Shares owned by David Massey is approximately $12,160 (excluding brokerage commissions). David Massey acquired his Shares with personal funds.


ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons may engage in discussions with management and the Board of the Issuer about possible ways to reduce or eliminate the discount. The Reporting Persons reserve the right to take any action they deem appropriate related to this issue.

Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares of the Issuer have been trading. The Reporting Persons believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or substantially reduced.
Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals concerning, among other thing, changes to the capitalization, ownership structure or operations of the Issuer or replacement of the Issuer's investment manager with an investment manager that is concerned with the discount to net asset value at which the Shares have been trading and that will take action to eliminate or reduce such discount, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

On December 4, 2009, Mr. David Massey submitted a shareholder proposal letter to the Issuer pursuant to SEC Rule 14a-8 requesting that the Issuer's Board of Directors take the necessary steps to declassify the Board of the Issuer and establish annual elections of directors whereby directors of the Issuer would be elected annually and not by classes. A copy of Mr. David Massey's shareholder proposal letter dated December 4, 2009 is attached hereto as Exhibit 1 and is incorporated herein by reference.

On December 14, 2009, WILLC delivered a letter to the Issuer nominating Mr. Lipson and Gregory R. Dube for election as directors of the Issuer at the Issuer's 2010 annual meeting of stockholders. A copy of WILLC's nomination letter dated December 14, 2009 is attached hereto as Exhibit 2.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The aggregate percentage of Shares reported owned by each person named herein is based upon 13,994,153 Shares outstanding as of June 30, 2009, as reported in the Issuer's Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 3, 2009.

As of the close of business on January 22, 2010, WIHP, WITRP and WITRL beneficially owned 252,400, 179,552 and 278,566 Shares, respectively, representing approximately 1.8%, 1.3% and 2.0%, respectively, of the Shares outstanding. WILLC, as the investment manager of WITRL and the general partner of each of WIHP and WTIRP, beneficially owns 711,518 Shares, constituting approximately 5.1% of the Shares outstanding. Mr. Lipson, as the managing member of WILLC, is deemed to beneficially own the 711,518 Shares beneficially owned by WILLC, in addition to 1 Share owned directly by Mr. Lipson, constituting approximately 5.1% of the Shares outstanding. Neither WILLC, Mr. Lipson, WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares beneficially owned by Joshua Massey or David Massey. Neither WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares owned directly by each other or the Shares owned directly by WILLC or Mr. Lipson.

As of the close of business on January 22, 2010, Joshua Massey is deemed to beneficially own the 81,878 Shares owned by the segregated client accounts, and 1,900 Shares owned by David Massey, representing less than 1% of the Shares outstanding. As of the close of business on January 22, 2010, David Massey owned 1,900 Shares, representing less than 1% of the Shares outstanding. Neither Joshua Massey nor David Massey has voting or dispositive control over the Shares beneficially owned by WILLC, Mr. Lipson, WIHP, WITRP, or WITRL.

(c) Schedule B annexed hereto lists all transactions by the Reporting Persons in the Issuer's Shares during the past sixty days. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 2, 2009, WILLC entered into an indemnification agreement with David Massey pursuant to which WILLC agreed to indemnify and hold David Massey harmless against any claims arising from Mr. Massey's submission of a shareholder proposal to the Issuer for the 2010 annual meeting of shareholders proposing that the Board of Directors of the Issuer be declassified. A copy of the indemnification agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

On January 25, 2010, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


1. Shareholder proposal letter from David Massey to the Issuer, dated December 4, 2009.

2.  Director Nomination letter from WILLC to the Issuer, dated December 14,
2009.

3. Indemnification Agreement by and among Western Investment LLC and David Massey, dated December 2, 2009.

4. Joint Filing and Solicitation Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners LP, Western Investment Total Return Partners LP, Western Investment Total Return Fund, Ltd, Joshua Massey and David Massey, dated January 25, 2010.








                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 25, 2010

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN FUND LTD
                       By: Western Investment LLC,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ___________________
                       ARTHUR D. LIPSON



                       /s/ Joshua Massey
                       ___________________
                       JOSHUA MASSEY


                       /s/ David Massey
                       ___________________
                       DAVID MASSEY










			SCHEDULE A

Directors and Officers of Western Investment Total Return Fund Ltd.


      Name and Position Principal Occupation Principal Business Address Citizenship

      Don M. Seymour
      Director  Businessperson
      dms Management Ltd.  dms Management
      P.O. Box 31910
      dms House, 20 Genesis Close,
      Grand Cayman KY1-1208,
      Cayman Islands  Cayman Islands

      David Bree
      Director  Businessperson
      dms Management Ltd.  dms Management
      P.O. Box 31910
      dms House, 20 Genesis Close,
      Grand Cayman KY1-1208,
      Cayman Islands  Cayman Islands

      J.D. Clark & Co.
      Secretary  Trust Company  2225 Washington Blvd.
      Ogden, Utah 84401  United States










                           SCHEDULE B

           Transaction Code    Quantity    Trade Date    Price
WIHP        Buy                    800     11/25/2009      $6.2963
            Buy                    100     11/25/2009      $6.2785
            Buy                  1,200     11/30/2009      $6.1703
            Buy                  3,800     12/01/2009      $6.2510
            Buy                    300     12/02/2009      $6.3158
            Buy                    300     12/02/2009      $6.2585
            Buy                    600     12/03/2009      $6.3607
            Buy                    300     12/03/2009      $6.3185
            Buy                  3,700     12/04/2009      $6.4225
            Buy                    700     12/04/2009      $6.3885
            Buy                  8,600     12/07/2009      $6.4738
            Buy                    200     12/07/2009      $6.4675
            Buy                  2,900     12/10/2009      $6.4542
            Buy                  1,100     12/11/2009      $6.4437
            Buy                    100     12/15/2009      $6.4550
            Buy                    300     12/16/2009      $6.4982
            Buy                    100     12/16/2009      $6.4585
            Buy                  1,800     12/17/2009      $6.3336
            Buy                  1,300     12/18/2009      $6.3241
            Buy                  1,000     12/21/2009      $6.4432
            Buy                  2,800     12/21/2009      $6.4085
            Buy                  1,800     12/21/2009      $6.4628
            Buy                    900     12/22/2009      $6.4785
            Buy                  1,000     12/22/2009      $6.4785
            Buy                    300     12/23/2009      $6.4785
            Buy                  4,200     12/23/2009      $6.5060
            Buy                    700     01/21/2010      $6.5285
            Buy                    700     01/22/2010      $6.5622
            Buy                  5,500     01/22/2010      $6.5711
            Buy                 16,500     01/22/2010      $6.5403


WITRL       Buy                    800     11/25/2009      $6.2963
            Buy                    100     11/25/2009      $6.2785
            Buy                  1,200     11/30/2009      $6.1703
            Buy                  3,800     12/01/2009      $6.2510
            Buy                    300     12/02/2009      $6.3158
            Buy                    300     12/02/2009      $6.2585
            Buy                    600     12/03/2009      $6.3607
            Buy                    300     12/03/2009      $6.3185
            Buy                  3,600     12/04/2009      $6.4225
            Buy                    800     12/04/2009      $6.3885
            Buy                  8,600     12/07/2009      $6.4738
            Buy                    200     12/07/2009      $6.4675
            Buy                  2,900     12/10/2009      $6.4542
            Buy                  1,100     12/11/2009      $6.4437
            Buy                    100     12/15/2009      $6.4550
            Buy                    200     12/16/2009      $6.4982
            Buy                    200     12/16/2009      $6.4585
            Buy                  1,800     12/17/2009      $6.3336
            Buy                  1,200     12/18/2009      $6.3241
            Buy                  1,000     12/21/2009      $6.4432
            Buy                  2,800     12/21/2009      $6.4085
            Buy                    800     12/22/2009      $6.4785
            Buy                  1,000     12/22/2009      $6.4785
            Buy                    400     12/23/2009      $6.4785
            Buy                  4,100     12/23/2009      $6.5060
            Buy                    700     01/21/2010      $6.5285
            Buy                    800     01/22/2010      $6.5622
            Buy                  5,400     01/22/2010      $6.5711
            Buy                 16,400     01/22/2010      $6.5403


WITRP       Buy                    800     11/25/2009      $6.2963
            Buy                    200     11/25/2009      $6.2785
            Buy                    200     11/27/2009      $6.1875
            Buy                    600     11/27/2009      $6.1085
            Buy                  1,300     11/30/2009      $6.1703
            Buy                  3,800     12/01/2009      $6.2510
            Buy                    300     12/02/2009      $6.3158
            Buy                    200     12/02/2009      $6.2585
            Buy                    500     12/03/2009      $6.3607
            Buy                    400     12/03/2009      $6.3185
            Buy                  3,600     12/04/2009      $6.4225
            Buy                    800     12/04/2009      $6.3885
            Buy                  8,600     12/07/2009      $6.4738
            Buy                    100     12/07/2009      $6.4675
            Buy                  2,900     12/10/2009      $6.4542
            Buy                  1,100     12/11/2009      $6.4437
            Buy                    200     12/15/2009      $6.4550
            Buy                    200     12/16/2009      $6.4982
            Buy                    300     12/16/2009      $6.4585
            Buy                  1,800     12/17/2009      $6.3336
            Buy                  1,200     12/18/2009      $6.3241
            Buy                  1,000     12/21/2009      $6.4432
            Buy                  2,800     12/21/2009      $6.4085
            Buy                    800     12/22/2009      $6.4785
            Buy                  1,000     12/22/2009      $6.4785
            Buy                    300     12/23/2009      $6.4785
            Buy                  4,100     12/23/2009      $6.5060
            Buy                    715     01/21/2010      $6.5285
            Buy                    800     01/22/2010      $6.5622
            Buy                  5,300     01/22/2010      $6.5711
            Buy                 16,500     01/22/2010      $6.5403


MR LIPSON   NONE


J MASSEY    Buy                    817     12/18/2009      $6.3598
            Buy                  2,000     01/05/2010      $6.6200
            Buy                  4,700     01/05/2010      $6.6285
            Buy                    558     01/06/2010      $6.7274
            Buy                  1,700     01/07/2010      $6.7199
            Buy                  2,200     01/08/2010      $6.7000
            Buy                  6,500     01/11/2010      $6.7400
            Buy                 10,693     01/13/2010      $6.7503
            Buy                 19,620     01/14/2010      $6.7883
            Buy                  2,200     01/15/2010      $6.7000
            Buy                  5,790     01/19/2010      $6.7824
            Buy                  2,300     01/20/2010      $6.6995


D MASSEY    NONE













            JOINT FILING AND SOLICITATION AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 25, 2010 (including further amendments thereto) with respect to the Common Stock of Gabelli Global Multimedia Trust Inc. This Joint Filing and Solicitation Agreement shall be filed as an Exhibit to such Statement.


Dated:      January 25, 2010

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member

                       WESTERN INVESTMENT TOTAL RETURN FUND LTD
                       By: Western Investment LLC,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ____________________
                       ARTHUR D. LIPSON


                       /s/ Joshua Massey
                       ___________________
                       JOSHUA MASSEY


                       /s/ David Massey
                       ___________________
                       DAVID MASSEY